
April 24, 2012

Via E-mail
Mr. Xiuyong Zhang
Chief Financial Officer
Fuwei Films (Holdings) Co., Ltd.
No. 387 Dongming Road, Weifang Shandong
People's Republic of China, 261061

    RE: Fuwei Films (Holdings) Co., Ltd.
            Form 20-F for the Year Ended December 31, 2011
            Filed April 12, 2012
            Response dated April 19, 2012
            File No. 1-33176

Dear Mr. Zhang:

      We have reviewed your response letter dated April 19, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Item 15. Controls and Procedures, page 70

1. We note your response to comment one from our letter dated April 11, 2012. In light of the fact that a material weakness existed with respect to your lack of knowledge and experience with U.S. GAAP and after careful consideration of your supplemental responses, we do not understand how you continue to conclude that your disclosure controls and procedures were nonetheless effective. Please amend your Form 20-F for the year ended December 31, 2011 to state that your disclosure controls and procedures were not effective as of December 31, 2011. In doing so, please also ensure that you include currently dated certifications that refer to the Form 20-F/A.

Mr. Xiuyong Zhang
Fuwei Films (Holdings) Co., Ltd.
April 24, 2012
Page 2

      You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding these comments.

          Sincerely,

          /s/ Rufus Decker

          Rufus Decker
          Accounting Branch Chief